Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. #1180 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change March 10, 2009
Item 3	News Release The news release dated March 10, 2009 was disseminated through Marketwire’s Canadian and US Timely Disclosure, Continental Europe Finance and UK Media and Analysts Networks.
Item 4	Summary of Material Change Silver Standard Resources Inc. reported principal project updates and reports on headline financial results from the company’s fourth quarter of 2008.
Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated March 10, 2009.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 10th day of March, 2009

March 10, 2009	News Release 09-10

SILVER STANDARD REPORTS FOURTH QUARTER AND YEAR-END 2008 RESULTS

Vancouver, B.C. – Silver Standard Resources Inc. provides the following principal project updates and reports on headline financial results from the company’s fourth quarter of 2008.

Pirquitas Mine Construction

The Pirquitas Project continues on track with process commissioning underway.  Delivery of ore to the mill is on target in the first quarter of 2009.

Principal Projects

A feasibility study for the San Luis Joint Venture Project in Peru is nearing completion and is expected in the second quarter of 2009.  On completion, the feasibility study will be presented for approval to the management committee of the joint venture in accordance with the terms of the joint venture agreement.

For Pitarrilla in Mexico, a pre-feasibility study on the underground resource of the Breccia Ridge Zone is in the process of completion, and its delivery is expected in the second quarter.

Drilling at the Snowfield Project in northern British Columbia was completed in early October and a significant increase in gold resources was reported in February 2009.

With the completion of drilling in 2008 at the Diablillos Project in Argentina, an updated resource estimate is anticipated in the first half of 2009.

Financial Results
[All figures are in Canadian dollars unless otherwise noted]

▪
Silver Standard recorded a net loss of $17.4 million or $0.28 per share for the three months ended December 31, 2008, compared to a net loss of $14.2 million or $0.23 per share for the same period in the prior year.

▪
 Silver Standard recorded a net loss $10.5 million or $0.17 per share for the year ended December 31, 2008, compared to a loss of $35.2 million or $0.57 per share in 2007.  Part of the loss in 2008 is a $6.0 million write-down as a result of a mark-to-market of share investments.

▪
For the three months ended December 31, 2008, property expenditures at the Pirquitas property in Argentina totalled $59.4 million including $58.1 million for construction and mining equipment and $1.3 million for exploration; $4.3 million for exploration at Pitarrilla in Mexico; $2.1 million for exploration at the San Luis Project in Peru; and $2.3 million for exploration at the Diablillos property in Argentina.

▪
For the year ended December 31, 2008 property expenditures at the Pirquitas property in Argentina totalled $166.3 million, including: $158.5 million for construction and mining equipment (project to date of US$194 million) and $7.8 million for exploration; $18.4 million for exploration at Pitarrilla in Mexico; $4.9 million for exploration at the Snowfield Project in Canada; $7.0 million for exploration at the San Luis Project in Peru; and $6.0 million for exploration at the Diablillos property in Argentina.

▪	In the first quarter of 2008, the company completed a convertible debt financing and the sale of silver bullion, and in the third quarter the sale of the Shafter project in Texas.

▪
Cash and cash equivalents at December 31, 2008 were $88.2 million compared to $80.6 million at 2007.  Working capital at December 31, 2008 was $50.8 million compared to $117.3 million at December 31, 2007.

▪	In February 2009, the company completed a public offering of 5.45 million common shares at US$17.00 per share, for net proceeds after commissions of approximately US$88 million.

Selected Financial Data
(CDN$000’s, except per share amounts)
This summary of selected financial data should be read in conjunction with the management discussion and analysis (“MD&A”) of the unaudited consolidated operating results and financial condition of the company for the three months and 12 months ended December 31, 2008 and December 31, 2007.

	Three Months Ended December 31(1)		Year Ended December 31(1)
	2008	2007 Restated	2008	2007 Restated
Earnings (Loss)	(17,402)	(14,170)	(10,489)	(35,223)
Earnings (Loss) per share (basic and diluted)	(0.28)	(0.23)	(0.17)	(0.57)
Cash generated by (used in) operating activities	21,631	(3,387)	18,003	(4,531)
Cash generated by financing activities	643	4,470	135,815	11,794
Cash (used) in mineral property costs, property, plant and equipment	62,119	(27,719)	(183,166)	(88,305)

Financial Position	December 31, 2008		December 31, 2007
Cash and cash equivalents	88,187		80,629
Silver bullion	-		15,787
Marketable securities	13,376		33,209
Current assets – total	106,312		132,981
Other investments – ABCP	26,700		45,102
Current liabilities – total	55,510		15,713
Working capital	50,802		117,268
Total assets	695,458		498,844
 (1)  Certain comparative figures have been restated reflecting the adoption of EIC 172 “Income Statement Presentation of a Tax Loss Carry Forward Recognized Following an Unrealized Gain Recorded in Other Comprehensive Income”.

Principal Projects

Mina Pirquitas, Jujuy, Argentina The wholly-owned Pirquitas Project continues on track with process commissioning underway and commencement of ore delivery to the silver circuit in the first quarter of 2009.  Initial production will focus on the processing of over 400,000 tonnes of run-of-mine grade jig tails from historic operations and then transition to material from the open pit.  To date, in excess of five million tonnes of material has been moved from the Pirquitas open pit and stockpiling of ore has commenced.

At current metal prices, the silver and tin concentrates account for over 95% of the anticipated revenue from the mine.  As a result, the silver circuit will be optimized first, followed by the tin circuit.  A decision to complete the zinc circuit is dependent on the results of metallurgical testwork to be received on increasing silver recoveries. Process equipment purchased for the zinc circuit may be better served increasing the silver recovery.

As reported in the company’s third quarter 2008 conference call, inflation in wages and local inputs continued to place pressure on the US$220 million estimated capital cost of the mine.  In developing this cost estimate in November 2007, Silver Standard estimated inflation for wages and other inputs within Argentina significantly higher than the official rate.  With inflation exceeding company estimates, the estimated cost to complete the construction of Pirquitas has increased to US$230 million or 5% over the 2007 estimate.  With eight months of mining experience and in-country administration, the company estimates that mining, milling and administration costs will now average US$26/tonne over the life of the mine.

With production ramping up through Q2, Pirquitas is expected to produce in excess of six million ounces of silver in 2009 and achieve full production in 2010 in excess of 10 million ounces of silver.

As of December, 2008, the company had expended US$194 million of the total estimated construction costs of US$230 million.

San Luis, Ancash, Peru  In December, the San Luis Joint Venture reported a 31% increase in measured and indicated gold resources at the San Luis Project, with measured resources of 61,000 troy ounces of gold and 1,345,100 troy ounces of silver; indicated resources of 287,000 troy ounces of gold and 7,658,200 troy ounces of silver; and inferred resources of 3,600 troy ounces of gold and 174,900 troy ounces of silver.

This resource estimate was undertaken following a review of the prior resource estimate announced in November 2007.  The new mineral resource estimate, which was prepared by independent qualified persons Michael Lechner of Resource Modeling, Inc. and Donald Earnest of Resource Evaluation, Inc., incorporates all existing data, including additional sample results not included in the November 2007 mineral resource estimate, and uses a cut-off grade of 6 g/t gold-equivalent.

A feasibility study on placing the project into production has been initiated and is expected to be completed in the second quarter of 2009.  An environmental impact study has also been initiated and is expected to be completed by the end of 2009.  The Joint Venture is currently negotiating a long-term land access agreement.

Silver Standard presently holds a 55% interest in the San Luis Project which will increase to 70% upon completion of the feasibility study.  Silver Standard has the right to further increase its interest to 80% by placing the San Luis Project in production.

Pitarrilla, Durango, Mexico  An engineering pre-feasibility study is nearing completion and focuses initially on developing the underground sulphide-associated, base metal and silver mineralization found at Breccia Ridge.  A second study focusing on development of the potential open pit resources is in progress.  The Pitarrilla Project is 100%-owned by Silver Standard and exploration to date has been limited to a small proportion of the company’s land position.

Snowfield, British Columbia, Canada  In February, 2009, the company reported a five-fold increase in gold resources at the wholly-owned Snowfield Project in northern British Columbia.  The increased gold resource is now comprised of measured and indicated gold resources totalling 4,362,000 ounces and inferred gold resources of 14,276,000 ounces using a cut-off grade of 0.5 grams of gold-equivalent per tonne.  The property is located 65 kilometers north of the town of Stewart and 20 kilometers southeast of Barrick's high-grade gold-silver mine at Eskay Creek.

The resource estimate is based on: 96 diamond drill holes completed in 2006-2008, two re-sampled historical holes, collectively totalling 33,922 meters, and 15 trenches totalling 126 meters of surface chip sampling.

A geological review is underway to assess the potential for expanding the mineralization at Snowfield and the adjacent Sulphurets Project held by Silver Standard.  A follow-up program is being planned for 2009.

Diablillos, Salta, Argentina  Following the completion of drilling in 2008, the company anticipates an updated resource estimate in the first half of 2009 for this wholly-owned project.

Other Projects

San Agustin, Durango, Mexico  In February 2009, an exploration company that had an option to acquire the property elected to not exercise its option.  As a result, the property has been improved by over $10 million in exploration expenditures and is now the focus of an updated resource estimate commissioned by Silver Standard.  The property appears to host a significant gold, silver and base metal resource and is 100%-owned.

As a result of developments at Snowfield and San Agustin, the company’s exposure to gold resources has expanded significantly.

Management Discussion & Analysis and Conference Call

For the 2008 report, including Management Discussion & Analysis, visit www.sedar.com or the company’s web site at www.silverstandard.com.  A conference call with management to review Fourth Quarter 2008 financial results and project activities is scheduled for Thursday, March 12, 2009 at 11:00 a.m. EDT.

Toll-free in North America:                                                                1-866-400-3310
Toronto local and overseas:                                                                1-416-850-9144

This call will also be web-cast and can be accessed at the following web location:

http://events.snwebcastcenter.com/silverstandard/20081105/ ..

The call will be archived and available at www.silverstandard.com after March 12, 2009.

Audio replay will be available for one week by calling toll free in North America: 1-866-245-6755, passcode 392897; local and overseas callers may telephone 1-416-915-1035, passcode 392897. (Source: Silver Standard Resources Inc.)

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

Forward Looking Statements: Statements in this news release relating to the schedule to commence production, recoveries of silver and tin, anticipated revenues, decisions relating to the zinc circuit, estimated cost to complete construction, estimated costs of mining, milling and administration and estimated production, all relating to the Pirquitas Mine, and certain statements relating to our other projects, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development; changes in economic conditions or financial markets; changes in prices for the company’s mineral products or increases in input costs; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Australia, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which the company may carry on business; technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities; labour relations matters; and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize these terms.  “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.  Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.